Filed by: RMH Teleservices, Inc. pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: RMH Teleservices, Inc.

Commission File No.: 0-21333

The following is a letter sent to employees of RMH Teleservices, Inc. relating to the proposed merger between NCO Group, Inc. and RMH Teleservices, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of November 18, 2003. The letter was sent by John Fellows, the Chief Executive Officer of RMH Teleservices, Inc.

The Agreement and Plan of Merger, dated as of November 18, 2003, is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K to be filed by RMH Teleservices, Inc. on November 20, 2003 and is incorporated herein by reference.

RMH TELESERVICES, INC.

15 Campus Boulevard • Newtown Square, PA 19073 • 610.325.3100

November 18, 2003

To All RMH Employees:

Twenty years ago, RMH began as a family-owned business, offering telemarketing services primarily to large insurance companies. Today, RMH has emerged as a recognized leader in the customer relationship management (CRM) industry by providing comprehensive call center applications for some of the world’s greatest companies. With 12,000 employees in our 14 call centers in Canada, the U.S., and the Philippines, each of you should be proud of your accomplishments!

The work you do, from customer service, technical support, inbound and outbound sales, to package tracking, and more shows the breadth of our business success. We talk to over 500,000 customers every day, helping them to improve their lives and resolve their issues in a timely manner. Your work is outstanding and highly recognized by our valued clients.

As our business has changed, so too have the needs of our clients. They are now looking to outsource many more services to trusted outsourced providers. That means more than just the traditional calling services we offer. In the future, I believe successful companies in our industry must greatly expand their service offerings in order to remain competitive in the marketplace.

Today, RMH announced its intent to be acquired by NCO Group, a U.S. based $750 million public company, located in Horsham, PA. NCO Group, Inc. is a leading business process-outsourcing firm, providing accounts receivable management, collections, data management and other related services for clients in North America and abroad. It has been operating successfully for many years. I strongly believe this business combination will greatly benefit all of our employees, clients and stockholders in the years ahead as well as those at NCO.

As I mentioned above, changes in customer needs will require successful vendors to provide a much wider array of service offerings under one umbrella. We believe that the combination of our businesses will allow us to better meet this client strategy and, in turn, increase the incremental business opportunity of both companies. The result will be improved value for our shareholders. We are excited about this next stage in RMH’s life as a company.

This transaction will take several months to complete. We will be conducting all of our business as usual until, and after, the transaction is completed. We do not anticipate that the vast majority of you will notice any change in the next few months, or after the combination. You will, however, see some new faces from NCO around our business as their management team begins the planning phase of the integration.

We know you have questions. We know you want to know more about how this affects you and your families. We will do our best to answer the questions and concerns that accompany changes like this. I have attached a document that contains the press release as well as a document with some frequently asked questions. You will hear from us often and I promise that, over the next several weeks, RMH’s executive management and representatives from NCO will visit every RMH location and discuss the combination and any additional questions that you might have.

We are excited about this opportunity for RMH employees, our clients, and for our shareholders, who will be a part of a much larger company that will provide many more services and opportunities than we do today.

Thank you again for your dedication and continuing commitment to the company. I am confident that you will continue to do your best each and every day and make the “RMH employee” badge a proud one to wear.

/s/    John Fellows

John Fellows

Chief Executive Officer

Additional Information About the Merger and Where to Find It

NCO and RMH will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. SHAREHOLDERS OF RMH ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NCO, RMH AND THE PROPOSED MERGER. In addition to the registration statement to be filed by NCO in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of RMH in connection with the proposed merger, each of NCO and RMH file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by NCO or RMH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to NCO at 507 Prudential Road, Horsham, Pennsylvania 19044, or RMH at 15 Campus Boulevard, Newton Square, Pennsylvania 19073.

RMH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RMH in connection with the merger. A description of the interests of the directors and executive officers of RMH is set forth in RMH’s proxy statement for its 2003 annual meeting, which was filed with the SEC on February 5, 2003. Additional information about the interests of such potential participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger and the other relevant documents when they become available.

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